Exhibit 4.7

EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”) is dated as of the November _________, 2020 the “Effective Date”).

BETWEEN:

DRAGANFLY INC., a company duly incorporated under the laws of the Province of British Columbia with a business address at 2108 St. George Avenue, Saskatoon, Saskatchewan S7M 0K7

(“Company”)

AND:

PAUL SUN, 1179 Fairmeadow Trail, Oakville , Ontario L6M 2M8

(the “Employee”)

WHEREAS:

A.	The Company carries on the worldwide business of manufacturing search and navigation equipment within the commercial UAV space;

B.	The Company has employed the Employee since June 1, 2015; and

C.	The Company and the Employee wish to amend and restate the employment relationship on the terms set out in this Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration (including but not limited to the $15,000 annual incentive payment at clause 3.2, the Pixology bonus at clause 3.4, and a signing bonus paid by the Company to the Employee for this Agreement in the amount of CAD $50.00), the receipt and sufficiency of which are hereby acknowledged, the Company and the Employee covenant and agree as follows:

1.	SERVICES TO BE PROVIDED

1.1	Commencing on the Effective Date, the Employee shall provide executive services to the Company and, in this regard, the Employee shall hold the position of Chief Financial Officer at the Company. Furthermore, commencing on the Effective Date the Employee shall provide such services to the Company as are described in Schedule “A” to this Agreement (the “Services”). The Employee shall also provide any other services not specifically mentioned in Schedule “A”, but which, by reason of the Employee’s capability, the Employee knows or ought to know are necessary to ensure that the best interests of the Company are maintained.

1.2	The Employee shall perform the Services to the level of competence and skill one would reasonably expect from an Employee with the skills and experience similar to that of the Employee. The Employee shall devote sufficient working time, attention and ability in a timely manner to the Business of the Company (as hereinafter defined), and to any associated company, as is reasonably necessary for the proper performance of the Services pursuant to this Agreement.

1.3	The Employee will faithfully, honestly and diligently serve the Employee, use its best efforts to promote the best interests of the Company and co-operate with the Company, and utilize maximum professional skill and care to ensure that the Services are rendered to the satisfaction of the Company.

1.4	The Employee will comply with all applicable rules, laws and regulations, and all applicable Company policies (to the extent they have been provided to the Employee by the Company), having application to the carrying out and performance of its obligations under this Agreement.

1.5	At all times while on the Company’s premises or representing the Company in any other location in connection with the provision of the Services, the Employee will observe the Company’s rules and regulations with respect to conduct, health, safety and protection of persons and property.

2.	location and performance of work

2.1	The Employee shall work primarily from Oakville, Ontario. The Employee shall also be expected to regularly travel to, and perform the duties at, such other locations as may be determined by Company from time to time. The Employee warrants and represents that the Employee shall maintain a valid passport and that the Employee is not disqualified, to the Employee’s knowledge, from receiving permission to enter the U.S., the European Union, China or any other country or region of the world as a business visitor.

3.	COnsideration for services

3.1	As compensation for carrying out the Services during the term of this Agreement, the Company agrees to pay the Employee a salary in the amount of CDN$150,000 (the “Annual Salary”) payable by semi-monthly instalments. The Company will review the Annual Salary annually during the term of this Agreement and may, in its sole discretion, adjust the Annual Salary.

3.2	As of September 1, 2020, the Employee will also receive an annual retention payment amount of CDN$15,000, in addition to the Annual Salary (“Annual retention Payment”). This amount will accrue pro rata and will be paid at a time proposed by management, acting reasonably, and accepted by the Board.

3.3	In addition to the above Annual Salary and Annual Retention Payment, the Employee shall be eligible to earn a discretionary annual performance bonus (“Performance Bonus”), pursuant to the terms and conditions that are set out in Schedule “B” of this Agreement and as determined and approved by the Board. The Company shall pay the Employee the Performance Bonus within the thirty (30) days following the Employee’s completion of each Term (as hereinafter defined), beginning from the Effective Date. The Employee understands and agrees that payment of a Performance Bonus should not be considered to be expected compensation and the payment of a Performance Bonus in any one or successive years shall not create an entitlement to a Performance Bonus in any subsequent year. Further, the Employee shall be eligible to earn a Performance Bonus on a pro-rated basis, and the Employee shall be entitled to receive a pro rata portion of the Performance Bonus for any period of employment predating the payment of the Performance Bonus. In order for the Employee to be entitled to receive a Performance Bonus payment, the Employee must be employed on the date that the payment is made, not including any period of notice or pay in lieu of notice or severance, if applicable. This is because a Performance Bonus is not earned until the payment date. Without limiting the generality of the foregoing, a Performance Bonus shall only continue to vest, accrue or be payable up to the date designated by the Company as the effective date on which the period of employment ends.

3.4	In addition to the above Annual Salary and Performance Bonus, the Employee will be entitled to a one-time bonus (“Pixology Bonus”), which will be paid as set out as described in Schedule “C” of this Agreement. The Employee agrees that the Pixology Bonus is a one time bonus, does not form part of the Employee’s regular compensation package, and does not create an entitlement to additional future compensation or incentives. The Employee also understands and agrees that the Pixology Bonus will not be included in any termination payment or severance calculations, either pursuant to this Agreement or common law.

If the Employee gives notice of resignation or the Company terminates the Employee’s employment for just cause before the applicable Pixology Bonus payment dates as outline in Schedule “C” of this Agreement, the Employee will not be entitled to any remaining amounts of the Pixology Bonus after the date of notice of resignation or date of termination for just cause. For greater certainty, even if all or part of the Pixology Bonus would have become payable during a notice period, if the Employee has provided notice of resignation, or the Employee’s employment was terminated for cause before the all or part of the Pixology Bonus was paid pursuant to Schedule “C”, the Employee will not be entitled to any remaining Pixology Bonus amount(s).

The Employee agrees that this clause and Schedule “C” contains all of the understandings and representations between the Company and the Employee relating to the Employee’s efforts with Pixology, compensation related to Pixology, and the Pixology Bonus. This clause and Schedule “C” supersedes all prior and contemporaneous understandings, discussions, agreements, representations and warranties, both written and oral, with respect to compensation for the Employee’s efforts with respect to Pixology and the Pixology Bonus.

3.5	The Employee shall be entitled to participate in the Company’s benefit programs as may be amended from time to time (the “Benefits”). All Benefits are subject to the terms and conditions of the applicable policies. The Employee agrees that the Company may substitute or modify the Benefits or their terms and conditions without notice.

4.	vacation

4.1	The Employee shall be entitled to take vacation during each calendar year at such time or times as shall be agreed between the Employee and the Company, in the amount of four (4) weeks, pro-rated for part years. The Employee shall be entitled to carry over vacation entitlement from one (1) year to the next without written approval of the Company, without any excess being forfeited subject to any applicable statutory minimums being honoured.

5.	expenses

5.1	The Employee shall be reimbursed by the Company for all out-of-pocket expenses actually, necessarily and properly incurred by the Employee in the discharge of duties for the Company. The Employee agrees that such reimbursements shall be due only after the Employee has rendered an itemized expense account, together with receipts where applicable, showing all monies actually expended on behalf of the Company and such other information as may be required and requested by the Company.

6.	statutory deductions and taxes

6.1	The Company shall be entitled to withhold from any compensation, benefits or amounts payable under this Agreement all applicable federal or provincial taxes and other statutory deductions as may be required from time to time pursuant to any law or governmental regulation or ruling.

7.	term and TERMINATION

7.1	This Agreement will commence on the Effective Date and will continue until terminated in accordance with the provisions of this Agreement (“Term”).

7.2	The Employee may resign employment by giving the Company sixty (60) days’ written notice, in which event the Employee shall not be entitled to any severance payment but shall be entitled to receive all Annual Salary earned to the date of cessation of employment, all earned but unpaid bonus payment, any outstanding earned but untaken vacation pay and reimbursement of any final expenses (collectively, “Final Wages”). The Company may, at its option, terminate the Employee’s employment prior to the end of such resignation notice period, in which case, the Company shall only be liable to pay the Employee his Annual Salary on regular paydays through to the end of the resignation period, to pay all earned but unpaid bonus payment, to pay out any outstanding earned but untaken vacation pay, to reimburse any final expenses and to continue Benefits other than disability and other coverages which cannot be extended to former employees over such period.

7.3	At any time, the Company may terminate the employment of the Employee without just cause by notice in writing stating the last day of employment (the “Termination Date”), in which case the Company shall be obligated to provide the Employee with the compensation set out below (the “Severance”). The unconditional lump sum portions of the Severance shall be payable within fourteen (14) business days following the Termination Date. The Severance shall consist of the following:

(a)	the Final Wages;

(b)	an additional lump sum payment equal to the Annual Salary plus last Performance Bonus earned divided by 12 and then multiplied by six (6) (the “Severance Period”); and

(c)	the Company shall continue at its cost the Benefits then in effect for the Employee, other than disability insurance and other coverages which cannot be extended to former employees, until the earlier of the end of the Severance Period or the Employee obtaining alternate coverage (of which prompt written notice must be given to the Company).

It is intended that the Severance exceeds the minimum requirements of the Employment Standards Act (Ontario), as amended. To the extent that the Severance falls below a minimum requirement of this statute, or its regulations, as may be amended from time to time, then the Company shall be required to pay an amount to the Employee that meets, but does not exceed, such minimum requirement, in lieu of the Severance.

7.4	At any time, the Company may terminate the engagement of the Employee and this Agreement for cause. In such event, the Employee shall not be entitled to any compensation or advance notice, but shall be entitled to receive Final Wages. For purposes of this Agreement, “cause” includes but is not limited to: (i) the Employee commits a crime involving dishonesty, breach of trust, or physical harm to any person; (ii) the Employee willfully engages in conduct that is in bad faith and injurious to the Company, including but not limited to, misappropriation or disclosure of trade secrets or any other kind of Company assets including intellectual property or Confidential Information, dishonesty, fraud, embezzlement, diverting or misusing Company resources for Employee’s own or a third party’s benefit; (iii) the Employee commits a material breach of this Agreement or known Company policy, including policy against bullying, sexual harassment or racial discrimination, which breach is not cured within twenty (20) days after written notice to Employee from the Company; (iv) the Employee willfully refuses to implement or follow a lawful policy or directive of the Company, which breach is not cured within twenty (20) days after written notice to Employee from the Company; (v) the Employee has demonstrated a clear inability to satisfactorily perform the duties of the position despite an opportunity to improve his performance; or (vi) any other conduct that constitutes cause for termination of employment under the common law.

8.	CHANGE OF CONTROL

8.1	Change of Control” means:

(a)	the acquisition, beneficially, directly or indirectly, by any person or group of persons acting jointly or in concert, within the meaning of National Instrument 62-104, Takeover Bids and Issuer Bids, or any successor instrument thereto, of common shares of the Company which, when added to all other common shares of the Company at the time held directly or indirectly by such person or persons acting jointly or in concert, totals for the first time more than 50% of the outstanding common shares of the Company;

(b)	during any period of not more than six (6) consecutive months, the removal, by extraordinary resolution of the shareholders of the Company, of more than fifty-one (51%) percent of the incumbent directors on the Company’s Board at the beginning of the period;

(c)	the consummation of a sale of all or substantially all of the assets of the Company; or

(d)	the consummation of a reorganization, plan of arrangement, merger or other transaction which has substantially the same effect as to (a) to (c) above.

If at any time during the term of this Agreement there is a Change of Control, and within twelve (12) months of such Change of Control there is a termination by the Company without cause or termination by the Employee due to the following (“Good Reason”):

(a)	the failure of the Company to pay any amount due to the Employee hereunder, which failure persists for fifteen (15) days after the Company receives the Employee’s notice of failure;

(b)	any unilateral material reduction in the Employee’s title or a material reduction in his duties or responsibilities;

(c)	any unilateral material adverse change in the Employee’s Annual Salary, or

(d)	the Company’s material breach of this Agreement, which breach has not been cured by the Company within fifteen (15) days after receipt of notice from the Employee specifying, in reasonable detail, the nature of the breach or failure, the Employee shall then be entitled to receive from the Company only a lump sum payment equal to eighteen (18) months of Annual Salary and average Performance Bonus. The Employee acknowledges and agrees that the terms of this clause set out the entire obligation of the Company to give the Employee notice or pay in lieu of notice in the event that the Employee’s employment is terminated for a reason as described in this clause.

9.	confidentiality

9.1	For the purposes of this Agreement, “Confidential Information” means information, whether or not originated by the Employee, that relates to the business or affairs of the Company, its affiliates, clients, sales personnel or suppliers and is confidential or proprietary to, about or created by the Company, its affiliates, clients or suppliers (whether or not reduced to writing or designated or marked as confidential), including, but not limited to, the following:

(a)	any technical and non-technical information related to the Company’s business and current, future and proposed products and services of the Company, including, without limitation, Company Innovations (as defined herein), Company Property (as defined herein) and the Company’s information concerning research, development, design and product details and specifications, financial information, procurement requirements, engineering and manufacturing information, and business plans;

(b)	information relating to strategies, research, communications, business plans and financial data of the Company;

(c)	any information of or regarding the Company and its business which is not readily publicly available;

(d)	work product resulting from or related to work or projects performed, or to be performed, for the Company or its affiliates, including, but not limited to, the methods, processes, procedures, analysis, techniques and audits used in connection therewith;

(e)	any intellectual property contributed to the Company, and any other technical and business information of the Company and its affiliates which is of a confidential, trade secret and/or proprietary character;

(f)	marketing and development plans, price and cost data, price and fee amounts, pricing and billing policies, quoting procedures, marketing techniques, methods of obtaining business, forecasts and forecast assumptions and volumes, current and prospective client lists, and future plans and potential strategies of the Company that have been or are being discussed;

(g)	information belonging to third parties or which is claimed by third parties to be confidential or proprietary and which the Company has agreed to keep confidential; and

(h)	any other information that becomes known to the Employee as a result of this Agreement or the services performed hereunder, including information received by the Company from others, that the Employee, acting reasonably, believes is confidential information or that the Company takes measures to protect.

9.2	The Employee’s obligations under this Section 9 do not apply to any Confidential Information that the Employee can demonstrate: (a) was in the public domain at or subsequent to the time the Confidential Information was communicated to the Employee by the Company through no fault of the Employee; (b) was rightfully in the Employee’s possession free of any obligation of confidence at or subsequent to the time the Confidential Information was communicated to the Employee by the Company; or (c) was independently developed by the Employee without use of, or reference to, any Confidential Information communicated to the Employee by the Company. A disclosure of any Confidential Information by Employee in response to a valid order by a court or other governmental body or as otherwise required by law will not be considered to be a breach of this Agreement or a waiver of confidentiality for other purposes, provided, however, that the Employee provides prompt prior written notice thereof to the Company to enable the Company to seek a protective order or otherwise prevent the disclosure.

9.3	The Employee acknowledges that the Confidential Information is a valuable and unique asset of the Company and that the Confidential Information is and will remain the exclusive property of the Company. The Employee agrees to maintain securely and hold in strict confidence all Confidential Information received, acquired or developed by the Employee or disclosed to the Employee as a result of or in connection with the Services. The Employee agrees that, both during and after the termination of this Agreement, the Employee will not, directly or indirectly, divulge, communicate, use, copy or disclose or permit others to use, copy or disclose, any Confidential Information to any person, except as such disclosure may be consented to by prior written authorization of the Board.

9.4	The Employee may use the Confidential Information solely to perform the Services for the benefit of Company. The Employee shall treat all Confidential Information with the same degree of care as the Employee accords to the Employee’s own confidential information, but in no case shall the Employee use less than reasonable care. The Employee shall immediately give notice to the Company of any unauthorized use or disclosure of the Confidential Information. The Employee shall assist the Company in remedying any unauthorized use or disclosure of the Confidential Information.

9.5	All Confidential Information and any materials and items (including, without limitation, software, equipment, tools, artwork, documents, drawings, papers, diskettes, tapes, models, apparatus, sketches, designs and lists) that the Company furnishes to the Employee, whether delivered to the Employee by the Company or made by the Employee in the performance of the Services, and whether or not they contain or disclose Confidential Information (collectively, the “Company Property”), are the sole and exclusive property of the Company or the Company’s affiliates, suppliers or customers. The Employee agrees to treat the Company Property with the same degree of care as the Employee treats its own property, but in no case shall the Employee use less than reasonable care. Within five (5) days after any request by the Company, the Employee shall destroy or deliver to the Company, at the Company’s option: (a) all Company Property and (b) all materials and items in the Employee’s possession or control that contain or disclose any Confidential Information. The Employee will provide the Company a written certification of the Employee’s compliance with the Employee’s obligations under this Section 9.5.

9.6	During the term of this Agreement, the Employee will not accept work, enter into a contract or accept an obligation in breach of the Employee’s obligations under Section 11 of this Agreement, or the scope of the Services to be rendered for the Company under this Agreement. The Employee warrants that, to the best of the Employee’s knowledge, there is no other existing contract or duty on the Employee’s part that conflicts with or is inconsistent with this Agreement.

9.7	The Employee represents and warrants that the Employee has not used and will not use, while performing the Services, any materials or documents of another company which the Employee is under a duty not to disclose. The Employee understands that, while performing the Services, the Employee shall not breach any obligation or confidence or duty the Employee may have to any current or former client or employer. The Employee represents and warrants that it will not, to the best of its knowledge and belief, use or cause to be incorporated in any of the Employee’s work product, any data software, information, designs, techniques or know-how which the Employee or the Company does not have the right to use.

9.8	The Employee will indemnify and hold harmless the Company from and against any and all third party claims, suits, actions, demands and proceedings against the Company and all losses, costs, damages, expenses, fees and liabilities related thereto arising out of or related to: (a) an allegation that any item, material or other deliverable delivered by the Employee under this Agreement infringes any intellectual property rights or publicity rights of a third party; (b) an alleged breach by the Employee of any agreement between the Employee and any third party; or (c) any negligence by the Employee or any other act or omission of the Employee, including, without limitation, any breach of this Agreement by the Employee.

10.	DISCLOSURE AND ASSIGNMENT OF WORK RESULTING FROM PROVISION OF SERVICES

10.1	In this Agreement, “Innovations” means all discoveries, designs, developments, improvements, inventions (whether or not protectable under patent laws), works of authorship, information fixed in any tangible medium of expression (whether or not protectable under copyright laws), trade secrets, know-how, ideas (whether or not protectable under trade secret laws), mask works, trademarks, service marks, trade names and trade dress. “Company Innovations” means Innovations that: (a) result or derive from the provision of the Services or from the Employee’s knowledge or use of Confidential Information; (b) are conceived or made by the Employee (individually or in collaboration with others) in the course of provision of the Services; (c) result from or derive from the use or application of the resources of the Company, its affiliates or suppliers; (d) relate to the Business of the Company or to actual or demonstrably anticipated research and development by the Company or its affiliates; or (e) the Employee, solely or jointly with others, creates, derives, conceives, develops, makes or reduces to practice during the Term.

10.2	All Company Innovations shall be the exclusive property of the Company and the Company shall have sole discretion to deal with Company Innovations. The Employee agrees that no intellectual property rights in the Company Innovations are or shall be retained by the Employee. For greater certainty, all work done during the Term by the Employee for the Company or its affiliates is the sole property of the Company or its affiliates, as the case may be, as the first author for copyright purposes and in respect of which all copyright shall vest in the Company or the relevant affiliate, as the case may be.

10.3	The Employee agrees to maintain adequate and current records of all Company Innovations, which records shall be and remain the property of the Company. The Employee agrees to promptly disclose and describe to the Company all Company Innovations. The Employee hereby does and will irrevocably assign to the Company or the Company’s designee all of the Employee’s right, title and interest in and to any and all Company Innovations and all associated records.

10.4	In consideration of the benefits to be received by the Employee under the terms of this Agreement, the Employee hereby irrevocably sells, assigns and transfers, and agrees in the future to sell, assign and transfer all right, title and interest in and to the Company Innovations and intellectual property rights therein, including, without limitation, all patents, copyright, industrial design, circuit topography and trademarks, and any goodwill associated therewith in Canada, the United States and worldwide to the Company and the Employee shall hold all the benefits of the rights, title and interest mentioned above in trust for the Company prior to the assignment to the Company, save and except for any moral rights which the Employee shall waive. To the extent any of the rights, title and interest in and to Company Innovations cannot be assigned by the Employee to the Company, the Employee hereby grants to the Company an exclusive, royalty-free, transferable, irrevocable, worldwide, fully paid-up license (with rights to sublicense through multiple tiers of sublicensees) to fully use, practice and exploit those non-assignable rights, title and interest, including, but not limited to, the right to make, use, sell, offer for sale, import, have made, and have sold, the Company Innovations. To the extent any of the rights, title and interest in and to the Company Innovations can neither be assigned nor licensed by the Employee to the Company, the Employee hereby irrevocably waives and agrees never to assert the non-assignable and non-licensable rights, title and interest against the Company, any of the Company’s successors in interest, or any of the Company’s customers.

10.5	The Employee agrees to perform, during and after the Term, all acts that the Company deems necessary or desirable to permit and assist the Company, at its expense, in obtaining, perfecting and enforcing the full benefits, enjoyment, rights and title throughout the world in the Company Innovations as provided to the Company under this Agreement. If the Company is unable for any reason to secure the Employee’s signature to any document required to file, prosecute, register or memorialize the assignment of any rights under any Company Innovations as provided under this Agreement, the Employee hereby irrevocably designates and appoints the Company and the Company’s duly authorized officers and agents as the Employee’s agents and attorneys-in-fact to act for and on the Employee’s behalf and instead of the Employee to take all lawfully permitted acts to further the filing, prosecution, registration, memorialization of assignment, issuance and enforcement of rights in, to and under the Company Innovations, all with the same legal force and effect as if executed by the Employee. The foregoing is deemed a power coupled with an interest and is irrevocable.

10.6	If the Employee incorporates or permits to be incorporated any Innovations relating in any way, at the time of conception, reduction to practice, creation, derivation, development or making of the Innovation, to the Company’s business or actual or demonstrably anticipated research or development but which were conceived, reduced to practice, created, derived, developed or made by the Employee (solely or jointly) either unrelated to the Employee’s work for Company under this Agreement or prior to the Effective Date (collectively, the “Out-of-Scope Innovations”) into any of the Company Innovations, then the Employee hereby grants to the Company and the Company’s designees a royalty-free, transferable, irrevocable, worldwide, fully paid-up license (with rights to sublicense through multiple tiers of sublicensees) to fully use, practice and exploit all patent, copyright, moral right, mask work, trade secret and other intellectual property rights relating to the Out-of-Scope Innovations. Notwithstanding the foregoing, the Employee agrees that the Employee shall not incorporate, or permit to be incorporated, any Innovations conceived, reduced to practice, created, derived, developed or made by others or any Out-of-Scope Innovations into any Company Innovations without the Company’s prior written consent.

11.	NON-INTERFERENCE WITH BUSINESS

11.1	In this Agreement, “Business of the Company” means the business of manufacturing search and navigation equipment within the commercial UAV space.

11.2	The Employee agrees that, during the Term, the Employee will not, on its own behalf or on behalf of or in connection with any third party, directly or indirectly, in any capacity whatsoever, including, without limitation, as an employer, employee, principal, agent, director, officer, joint venturer, partner, shareholder or other equity holder, lender or other debt holder, independent contractor, licensor, licensee, franchisor, franchisee, distributor, consultant, financier, supplier or trustee, or by or through any company, cooperative, partnership, trust, unincorporated association or otherwise, anywhere in North America:

(a)	carry on, be engaged in, have any financial or other interest in or be otherwise commercially involved in any endeavour, activity or business which is in competition with the Business of the Company;

(b)	canvass or solicit the business of (or procure or assist the canvassing or soliciting of the business of) any customer, prospective customer or supplier of the Company to supply or purchase any goods or services that are substantially the same as or in competition with goods or services supplied in the Business of the Company;

(c)	accept (or procure or assist the acceptance of) any business from any customer, prospective customer, sales personnel or supplier that is substantially the same as or in competition with the Business of the Company; or

(d)	supply (or procure or assist the supply of) any goods or services to any customer, prospective customer, sales personnel or supplier that are substantially the same as or in competition with the goods or services supplied in the Business of the Company.

11.3	During the Term, and for a period of twelve (12) months immediately following the termination or expiration of this Agreement, the Employee agrees not to solicit or induce any customer, prospective customer, supplier, sales personnel, employee or independent contractor involved with the Company to terminate or breach any employment, contractual or other relationship with the Company, or to otherwise discontinue or alter such third party’s relationship with the Company.

11.4	During the Term, and for a period of twelve (12) months immediately following the termination or expiration of this Agreement, the Employee agrees not to, on its own behalf or on behalf of or in connection with any third party, directly or indirectly, in any capacity whatsoever, engage in any pattern of conduct that involves the making or publishing of written or oral statements or remarks (including without limitation the repetition or distribution of derogatory rumours, allegations, negative reports or comments) which are disparaging, deleterious or damaging to the integrity, reputation or goodwill of the Company or any of its affiliates, officers, directors, employees, consultants or advisors.

12.	full satisfation and release

12.1	The Employee agrees to accept the Severance, as applicable, in full satisfaction of any and all claims the Employee has or may have against the Company arising out of such termination, including: under applicable employment standards legislation and entitlement to reasonable notice under common law. The Employee agrees to sign and deliver a full and final release of the Company of all such claims arising upon such termination in return for payment of the lump sum components of the Severance in excess of employment standards minimum payments.

13.	right to deduct

13.1	The Company shall have the right to offset any money properly due by the Employee to the Company against any amounts payable by the Company to the Employee under this Agreement.

14.	general

14.1	This Agreement contains the entire Agreement and obligation between the parties with respect to its subject matter. No amendment to this Agreement will be valid or effective unless in writing and signed by all of the parties.

14.2	The Employee undertakes to fulfill all of its obligations under this Agreement, and not to do anything which would impair or prejudice the Employee’s ability to do so. The Employee agrees that he is bound under his obligations in Sections 9, 10 and 11 of this Agreement.

14.3	The Employee’s obligations under this Agreement are of a unique character that gives them particular value, and that the breach of any of these obligations will cause irreparable and continuing damage to the Company for which money damages are insufficient. The Company is entitled to injunctive relief, a decree for specific performance, and all other relief as may be proper (including money damages if appropriate), without the need to post a bond.

14.4	It is intended that this Agreement shall be in compliance with the minimum requirements of Ontario’s Employment Standards Act, as may be amended from time to time. To the extent that a term or condition of this Agreement falls below a minimum requirement of this statute or its regulations, as may be amended from time to time, such minimum requirement, and no greater requirement, shall replace the term or condition of this Agreement, and shall be incorporated into the Agreement.

14.5	The Employee acknowledges that the restrictions contained in Section s 9, 10 and 11 are, in view of the nature of the Business of the Company, reasonable and necessary to protect the legitimate interests of the Company, that the Company would not have entered into this Agreement in the absence of such restrictions and that any violation of any provision of those Sections could result in irreparable injury to the Company. The Employee agrees that, in the event it violates any of the restrictions referred to in Section 9, 10 and 11, the Company shall be entitled to such injunctive relief or other remedies at law or in equity which the Court deems fit.

14.6	The Employee expressly acknowledges that this Agreement is reasonable and valid in all respects and irrevocably waives (and irrevocably agrees not to raise) as a defence any issue of reasonableness in any proceeding to enforce any provision of this Agreement, the intention of the parties being to provide for the legitimate and reasonable protection of the interests of the Company by providing, without limitation, for the broadest scope, the longest duration and the widest territory allowable by law.

14.7	The Employee agrees to indemnify the Company from all losses, claims, actions, damages, assessments or demands (including reasonable legal fees and expenses) which result from negligent acts or omissions of the Employee in providing the Services. Notwithstanding the foregoing, the Company agrees that the Employee will be covered by the Company’s Directors & Officers and Employment Practices Liability Insurance, once such insurance is obtained by the Company.

14.8	Any notice, request, demand or other communication hereunder shall be in writing and shall be delivered as follows, with notice deemed given as indicated: (a) by personal delivery, when actually delivered; (b) by overnight courier, upon written verification of receipt; (c) by facsimile or email, when sent, if sent during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day; or (d) by certified or registered mail, return receipt requested, upon verification of receipt. Notice shall be sent to the addresses set forth on the first page of this Agreement or to such other address as the parties may advise each other in writing from time to time in accordance with this Section 14.8.

14.9	The Company and the Employee will be responsible for all of their own expenses, legal and other professional fees, disbursements, and all other costs incurred in connection with the negotiation, preparation, execution and delivery of this Agreement and all documents and instruments relating hereto. The parties agree that they have had adequate opportunity to seek independent legal advice with respect to the subject matter of this Agreement, and have either obtained such advice or consciously chosen not to do so with full knowledge of the risks associated with not obtaining such legal advice.

14.10	If any provision of this Agreement, including as to term or geographical area, is held to be illegal, invalid or unenforceable under present or future laws by any court of competent jurisdiction, such illegality, invalidity or unenforceability shall not affect the legality, enforceability or validity of any other provisions of this Agreement or of the same provision as applied to any other fact or circumstance, and such illegal, unenforceable or invalid provision shall be modified to the minimum extent necessary to make such provision legal, valid or enforceable.

14.11	Time shall be of the essence of this Agreement.

14.12	Except as specifically permitted herein, the Employee will not sell, assign or transfer any rights or interests created under this Agreement or delegate any of the Employee’s duties without the prior written consent of the Company.

14.13	The headings in this Agreement are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Wherever the singular or masculine or neuter is used in this Agreement, the same shall be construed as meaning the plural or feminine or a body politic or corporate and vice versa where the context so requires.

14.14	The parties agree that this Agreement is effective as of the Effective Date, and the parties agree that there is fresh, sufficient consideration for this Agreement. The parties waive the ability to claim that: (i) this Agreement is void for lack of fresh, sufficient consideration, and (ii) this Agreement is not effective as of the Effective Date.

14.15	This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario, and the federal laws of Canada applicable therein, and each of the parties irrevocably submit to the exclusive jurisdiction of courts of competent jurisdiction in the Province of Ontario, without reference to its conflicts of law jurisprudence, in respect of any dispute or claim arising out of this Agreement or any legal obligation between the parties. Notwithstanding the foregoing, the Company may enforce any post-employment obligation of the Employee under this Agreement in any court of competent jurisdiction anywhere in the world.

14.16	This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or electronic form and each of the parties to this Agreement agree that any signature delivered by electronic transmission will be deemed to be the original signature of the delivering party.

14.17	Unless otherwise provided, all dollar amounts referred to in this Agreement are in lawful money of Canadian.

IN WITNESS WHEREOF, the parties have signed this Agreement as of the day and year first written above.

DRAGANFLY INC.
by its authorized signatory

Name: Cameron Chell	Name: Paul Sun
Title: Chief Executive Officer

SCHEDULE “A”

SERVICES

Defined terms used but not otherwise defined in this Schedule “A” have the meaning ascribed thereto in the Employment Agreement dated November ______, 2020 (the “Agreement”) between Paul Sun (“Employee”) and Draganfly Inc. (the “Company”) of which this Schedule “A” forms part.

The Services to be provided by the Employee under the Agreement are as follows:

●	Providing leadership, direction and management of the finance and accounting team.

●	Providing strategic recommendations to the CEO/president and members of the executive management team.

●	Managing the processes for financial forecasting and budgets, and overseeing the preparation of all financial reporting.

●	Advising on long-term business and financial planning.

●	Establishing and developing relations with senior management and external partners and stakeholders.

●	Reviewing all formal finance, HR and IT related procedures.

●	Other tasks and mandates as set by the Board and President.

SCHEDULE “B”

ANNUAL PERFORMANCE BONUS

Defined terms used but not otherwise defined in this Schedule “B” have the meaning ascribed thereto in the Employment Agreement dated November _______, 2020 (the “Agreement”) between Paul Sun (“Employee”) and Draganfly Inc. (the “Company”) of which this Schedule “B” forms part.

The Employee shall be eligible to receive, at the sole discretion of the Company, an annual Performance Bonus, equivalent to an amount not exceeding the Employee’s Annual Salary as referenced in the Agreement. The following bonus target percentages will guide the Company’s Compensation Committee in determining an appropriate bonus:

Financing / capital raise of at least CDN$7 million	30%
Actual vs Projected Budget Management	25%
Monthly Reporting at 95% accuracy within 21 days	10%
Company-wide HR / Equity / Compensation alignment	10%
12 months burn rate in cash in bank	15%
Signed revenue / contracts of CDN$7 million	10%

SCHEDULE “C”

ONE TIME LEGACY PIXOLOGY BONUS

1.	A one time payment of CDN$40,000 will be paid on following schedule:

a.	CDN$20,000 as at Effective Date or as soon as practical thereafter based on management’s proposal, Board acceptance, and the Company’s cash flow situation;

b.	CDN$10,000 at time of the Employee’s next annual Performance Bonus (this payment is in addition to annual Performance Bonus calculations); and

c.	CDN$10,000 at time of Pixology escrow release (estimated October 2021).